Peak Fintech Provides Update on Recent Warrant Exercise Activity

MONTREAL, QUEBEC - August 18, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, is providing the following update related to the recent activity in the exercise of the Company's outstanding share purchase warrants.

The Company has been receiving an increasing number of warrant exercise requests since the beginning of August 2021. In the week preceding the date of this news release alone, a total of 719,820 warrants, ranging in strike price from $0.50 to $3.50, were exercised, generating approximately $1M in cash for the Company. As of the date of this news release, Peak had a total of 21,282,797 warrants outstanding, all in the money, ranging in strike price from $0.50 to $7.00, with the potential to generate approximately $60.3M in additional cash for the Company. Peak therefore expects the recent elevated level of exercise requests of its share purchase warrants to continue in the days and weeks to come. The Company would like to advise warrant holders that the processing of their warrant exercise requests may be delayed due to higher than usual demand and would like to thank them for their understanding.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech
Facebook: @peakfintech
LinkedIn: Peak Fintech
YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.